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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                                 CARESIDE, INC.
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                                (Name of Issuer)

                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)

                                   141728 10 5
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                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ].
(A fee is not required only if the filing person: (1) has a previous statement on the file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP NO. 141728 10 5                 13G                      PAGE 2 OF 4 PAGES


1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        SmithKline Beecham Corporation
        23-1099050

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (a)  [  ]
                                                                       (b)  [  ]

3       SEC USE ONLY


4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Pennsylvania

                 5       SOLE VOTING POWER
  NUMBER OF              1,185,854
   SHARES
 BENEFICIALLY    6       SHARED VOTING POWER
  OWNED BY
    EACH
  REPORTING      7       SOLE DISPOSITIVE POWER
   PERSON                1,185,854
    WITH

8       SHARED DISPOSITIVE POWER


9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,185,854

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        [x]*

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        13.0%

12      TYPE OF REPORTING PERSON*
        CO

*Aggregate amount does not include securities held by Ms. Diana Mackie, an employee of the Reporting Person and a Director of Careside, Inc., beneficial ownership of which is disclaimed.

*SEE INSTRUCTION BEFORE FILLING OUT!
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CUSIP NO. 141728 10 5                 13G                      PAGE 3 OF 4 PAGES


Item 1.         (a)     Name of Issuer:

                (b)     Address of Issuer's Principal Executive Offices:

Item 2.         (a)     Name of Person Filing:

                (b)     Address of Principal Business office:

                (c)     Citizenship:

                (d)     Title of Class of Securities:

                (e)     CUSIP Number:

Item 3.  Not Applicable.

Item 4.  Ownership.

The information in items 1 and 5 through 11 on the cover pages (page 2) on
Schedule 13G is hereby incorporated by reference.

Item 5.  Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

On June 30, 2000, S.R. One, Limited ("SROne"), a wholly-owned subsidiary of Reporting Person, exercised its right to convert 162,914 shares of Series A Convertible Preferred stock ("Preferred Stock") into 162,914 shares of Common Stock and 162,914 Warrants, each to purchase one share of Common Stock. On June 30, 2000, SROne also received 16,782 additional shares of Common Stock and
16,782 additional Warrants in respect of accrued and unpaid dividends on the 162,914 shares of Preferred Stock in the amount of $106,987.49.
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CUSIP NO. 141728 10 5                 13G                      PAGE 4 OF 4 PAGES

This Amendment also reflects SROne's option to convert the remaining principal and accrued interest on the $2 million bridge loan (the "Remaining Loan") into shares of Preferred Stock at $6.375 per share. As of September 30, 2000, S.R.One was entitled to 361,360 shares . Interest continues to accrue on the Remaining Loan at a rate of 10% ($547.95/day).


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:

Item 7. Identification and Classification of Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding Company:

Item 8.  Identification and Classification of Members of the Group:

Item 9.  Notice of Dissolution of Group:

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                Signature:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         SMITHKLINE BEECHAM CORPORATION

                                         By: /s/
                                             Donald A. Parman
                                             Secretary


Dated: October 11, 2000